UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   HENKENS             JOS C.
   ADVANCED TECHNOLOGY VENTURES
   485 RAMONA ST.  #200
   MENLO PARK, CA  94301
2. Issuer Name and Ticker or Trading Symbol
   ACTEL CORPORATION (ACTL)
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   May 1997
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)


7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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
Common Stock                                  05/30/97    T        5,375         A  $9.5000                     D
Common Stock                                  05/30/97    S        5,375         D  $19.3125                    D
Common Stock                                  05/30/97    T        4,000         A  $9.5000                     D
Common Stock                                  05/30/97    S        4,000         D  $19.1875     13,797         D

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $9.5000         05/30/97       T                          5,375            (1) 08/02/94 08/02/03
(right to buy)
Non-Qualified Stock Option     $9.5000         05/30/97       T                          4,000            (1) 08/02/94 08/02/03
(right to buy)
Non-Qualified Stock Option     $8.2500                                                                    08/01/98(2)  08/01/04
(right to buy)
Non-Qualified Stock Option     $16.0000                                                                   08/01/99(3)  08/01/05
(right to buy)
Non-Qualified Stock Option     $16.2500                                                                   08/01/00(4)  08/01/06
(right to buy)
Non-Qualified Stock Option     $17.1250                                                                   08/01/00(4)  08/15/06
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     05/30/97  Common Stock                   5,375                                   D
(right to buy)
Non-Qualified Stock Option     05/30/97  Common Stock                   4,000                     625           D
(right to buy)
Non-Qualified Stock Option               Common Stock                   2,500                     2,500         D
(right to buy)
Non-Qualified Stock Option               Common Stock                   2,500                     2,500         D
(right to buy)
Non-Qualified Stock Option               Common Stock                   2,500                     2,500         D
(right to buy)
Non-Qualified Stock Option               Common Stock                   10,000                    10,000        D
(right to buy)

Explanation of Responses:

(1)
Option is exercisable as to 25% on 8/2/94 and 6.25% quarterly thereafter.
(2)
Option becomes 100% exercisable on 8/1/98.
(3)
Option becomes 100% exercisable on 8/1/99.
(4)
Option becomes 100% exercisable on 8/1/2000.

SIGNATURE OF REPORTING PERSON
/S/ JOS C. HENKENS
DATE:  JUNE 10, 1997